# SEC Schedule 13D/A (Amendment No. 37) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Herzfeld Credit Income Fund, Inc., CIK 0000880406
CUSIP: 42804T205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 405, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 09/28/2026
Amends the filing with accession number 0001398344-11-001887
Filed by CIK 0001310710
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 405, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Thomas J. Herzfeld, et al. (CIK 0001310710): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 201,046; shared voting power 673,599; sole dispositive power 201,046; shared dispositive power 673,599; aggregate amount beneficially owned 874,645 (43.35% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Herzfeld Credit Income Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 405, Miami Beach, Florida (FL), 33139

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On July 31, 2026, the Advisory clients through the dividend reinvestment program received 2,773.4016 shares, and Mr. T. Herzfeld received 991.6781 shares, at $15.333. On August 31, 2026, the Advisory clients through the dividend reinvestment program received 2,834.8335 shares, and Mr. T. Herzfeld received 1,013.0256 shares, at $15.1763.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of common stock to which this Schedule 13D relates is 874,645 shares representing 43.35% of the 2,017,725 shares outstanding as reported by the issuer as of August 31, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 201,046 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 673,599 shares of common stock.
Transactions in the class effected during the past sixty days: On July 27, 2026, through open market transactions, the Advisory clients bought 560 shares at $16.2184. On July 28, 2026, through open market transactions, the Advisory clients sold 828 shares at $16.0319. On July 29, 2026, through open market transactions, the Advisory clients sold 21 shares at $15.88 and bought 990 shares at $15.6395. On July 30, 2026, through open market transactions, the Advisory clients sold 5 shares at $16.00. On July 31, 2026, the Advisory clients through the dividend reinvestment program received 2,773.4016 shares, and Mr. T. Herzfeld received 991.6781 shares, at $15.333. On August 4, 2026, through open market transactions, the Advisory clients sold 50 shares at $16.155. On August 5, 2026, through open market transactions, the Advisory clients sold 273 shares at $16.08 and bought 392 shares at $16.0796. On August 6, 2026, through open market transactions, the Advisory clients sold 2,242 shares at $16.30 and bought 126 shares at $15.84. On August 10, 2026, through open market transactions, the Advisory clients bought 1 share at $16.00. On August 11, 2026, through open market transactions, the Advisory clients sold 852 shares at $16.3052. On August 14, 2026, through open market transactions, the Advisory clients bought 161 shares at $16.2691. On August 18, 2026, through open market transactions, the Advisory clients sold 2,008 shares at $15.9979 and bought 499 shares at $16.10. On August 19, 2026, through open market transactions, the Advisory clients bought 772 shares at $15.9991. On August 20, 2026, through open market transactions, the Advisory clients bought 148 shares at $15.89. On August 21, 2026, through open market transactions, the Advisory clients bought 1,137 shares at $16.00. On August 24, 2026, through open market transactions, the Advisory clients bought 316 shares at $15.98. On August 25, 2026, through open market transactions, the Advisory clients bought 663 shares at $16.0421. On August 27, 2026, through open market transactions, the Advisory clients bought 398 shares at $15.99. On August 27, 2026, through open market transactions, the Advisory clients sold 788 shares at $16.21. On August 31, 2026, the Advisory clients through the dividend reinvestment program received 2,834.8335 shares, and Mr. T. Herzfeld received 1,013.0256 shares, at $15.1763. On September 3, 2026, through open market transactions, the Advisory clients bought 136 shares at $15.94. On September 4, 2026, through open market transactions, the Advisory clients sold 115 shares at $16.47. On September 8, 2026, through open market transactions, the Advisory clients sold 2,813 shares at $16.4985 and bought 2,519 shares at $16.2495. On September 11, 2026, through open market transactions, the Advisory clients sold 118 shares at $16.31 and bought 18 shares at $16.13. On September 14, 2026, through open market transactions, the Advisory clients sold 1,036 shares at $16.2427. On September 15, 2026, through open market transactions, the Advisory clients sold 128 shares at $16.27. On September 16, 2026, through open market transactions, the Advisory clients sold 1,835 shares at $15.7545 and bought 3 shares at $15.75. On September 17, 2026, through open market transactions, the Advisory clients sold 4,488 shares at $15.8091. On September 18, 2026, through open market transactions, the Advisory clients sold 2,947 shares at $15.7225. On September 21, 2026, through open market transactions, the Advisory clients sold 6,305 shares at $15.7502. On September 22, 2026, through open market transactions, the Advisory clients sold 5,802 shares at $15.7911. On September 23, 2026, through open market transactions, the Advisory clients sold 3,834 shares at $15.7739. On September 24, 2026, through open market transactions, the Advisory clients sold 2,600 shares at $15.7358. On September 25, 2026, through open market transactions, the Advisory clients sold 1,153 shares at $15.73. On September 28, 2026, through open market transactions, the Advisory clients sold 9,383 shares at $15.4041 and bought 126 shares at $15.27. On September 29 2026, through open market transactions, the Advisory clients sold 2,425 shares at $15.4719.
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.

## Signatures
- Thomas J. Herzfeld, et al.: /s/ Thomas J. Herzfeld, Thomas J. Herzfeld, Chairman (09/30/2026)